April 17, 2014

Loan Lauren P. Nguyen
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Dorian LPG Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed March 31, 2014

File No. 333-194434

Dear Ms. Nguyen:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Dorian LPG Ltd. (the “Company”) that was submitted to the Securities and Exchange Commission (the “Commission”) on January 21, 2014.  By letter dated February 14, 2014, the Staff of the Commission (the “Staff”) provided the Company with its comments regarding the Draft Registration Statement and the prospectus included therein.  The first publicly-filed registration statement on Form F-1 (the “Filed Registration Statement”) was filed with the Commission on March 7, 2014.  By letter dated March 20, 2014, the Staff provided the Company with its comments regarding the Filed Registration Statement and the prospectus included therein.  The first amended registration statement on Form F-1 (the “First Amended Registration Statement”) was filed with the Commission on March 31, 2014.  By letter dated April 10, 2014, the Staff provided the Company with its comments regarding the First Amended Registration Statement and the prospectus included therein (the “Comment Letter”).  This letter, together with the second amended registration statement on Form F-1 (the “Second Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter, are being publicly filed with the Commission today via EDGAR.

We respond to your numbered comments in the Comment Letter as follows (page references in our responses are to the pages in the prospectus contained in the Second Amended Registration Statement):

Unaudited Pro Forma Condensed Combined Financial Information, page 43

1.              We note the changes that have been made to footnote (4)(a) in response to our prior comment 6. However, based on your revised disclosures in which you indicate that pro forma interest expense on bank debt was calculated based on a weighted average effective interest rate of 2.87% and average debt outstanding of $137.4 million for the period from April 1, 2013 to December 31, 2013, we are unable to determine how pro forma bank debt interest expense of $2,477 was calculated or determined. Please provide us with the detailed calculation of pro forma bank debt interest expense of $2,477.

In response to the Staff’s comment, the Company is providing the following detailed calculation of pro forma bank interest expense of $2,477:

(in USD thousands)
Period April 1, 2013 to July 28, 2013
Pro forma bank debt interest for the period prior to loan amendment on July 29, 2013:

Assumed weighted average effective interest rate 2.87%
Weighted average Debt $137.4 million
Number of days 119, 360 day banking convention
Pro forma bank debt interest for period April 1, 2013 to July 28, 2013	$1,303

Period July 29, 2013 to December 31, 2013
Historical bank debt interest expensed, net of interest capitalized, for period July 29, 2013 (date bank debt was amended) to December 31, 2013*	1,165
Other minor difference, roundings	9

Pro forma bank debt interest expense for the period April 1, 2013 to December 31, 2013	$2,477

*In addition, the Company has revised the disclosure to footnote (4)(a) to reflect that the historical interest includes an amount of $1.2 million, net of interest capitalized, for the period July 29, 2013 (date loan was amended) to December 31, 2013.

Footnote (6), page 46

2.              We note from your response to our prior comment 7 that you have corrected the weighted average number of shares and revised the disclosure by adding footnote (6) to disclose how the weighted average common shares outstanding were calculated. However, we do not believe it is appropriate to include the 46,550,271 shares issued in the private placement on July 29, 2013 as being outstanding as of April 1, 2012, because the proceeds from these shares are not reflected in any pro forma adjustments. Please revise to reflect these shares as outstanding from the date they were actually issued or explain why you believe your current presentation is appropriate.

In response to the Staff’s comment, the Company has revised the disclosure in footnote (6), page 46 to exclude 46,550,271 of common shares associated with the July 29, 2013 private placement from the calculation of pro forma weighted average shares outstanding as of April 1, 2012 to reflect these shares as outstanding from the date they were actually issued.

Management’s Discussion and Analysis of Financial Condition, page 47

Critical Accounting Estimates, page 57

Impairment of Long-Lived Assets, page 57

3.              We note from your response to our prior comment 9 that you have revised your discussion of impairment of long-lived assets to include a more thorough discussion of the methods and significant assumptions used by management in determining the expected future cash flows of the vessels for purposes of your impairment analysis. We also note that you intend to estimate daily time charter equivalent rates used for unfixed days based on a combination of internally forecasted rates and the trailing 10-year historical average one-year time charter rates. In light of the cyclical nature of the rates and significant volatility, referred to in your disclosure, in periods in which you perform an impairment analysis, please consider revising to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event that you utilized the most recent five year, three year or one year historical average rates for purposes of estimating cash flows for unfixed days. We believe the disclosure of such information would allow investors to better understand how the company’s future results of operations may be impacted in the event that daily time charter equivalent rates do not improve from their current levels in future periods.

The Company acknowledges the Staff’s comment and will include a sensitivity analysis, as suggested by the Staff, in its discussion of impairment for any future period in which it performs an impairment analysis.

Unaudited Interim Financial Statements for the Period July 1, 2013 (inception) through December 31, 2013

4.              We note from your disclosure on page 1 of the filing, and elsewhere, that unless otherwise indicated, the information presented in this prospectus gives effect to a one-for      reverse stock split of your issued and outstanding common shares effective on         , 2014. Please revise the financial statements as of July 1, 2013 and for the period July 1, 2013 through December 31, 2013, to reflect this reverse stock split as of the date it becomes effective. You should also provide a note to the financial statements disclosing the details of this reverse stock split. Refer to the guidance outlined in ASC ###-##-#### and SAB Topic 4:C.

The Company acknowledges the Staff’s comment and will revise the financial statements as of July 1, 2013 and for the period July 1, 2013 (inception) through December 31, 2013, to retrospectively reflect the reverse stock split as of the date the stock split ratio is set and becomes effective and will also provide the disclosure noted below in note 21 to the financial statements.

The reverse stock split ratio has not been determined and not yet  approved by the board of directors, and hence  is not reflected in the current  financial statements.

Disclosure to be included in Note 21 to the financial statements

On [    ], the Company completed a [1-for  ] reverse stock split through an amendment and restatement of its articles of incorporation, which was approved by the board of directors on [   ] in accordance with the authorization granted to the board of directors by a Special Meeting of Shareholders held on April 2, 2014. The reverse stock split reduced the number of the Company’s issued and outstanding common shares and affected all issued and outstanding common shares, outstanding immediately prior to the effectiveness of the reverse stock split. The number of the Company’s authorized common shares was not affected by the reverse stock split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of the Company’s Common Stock as a result of the reverse stock split received a cash payment in lieu of such fractional share.

All amounts related to shares, per share amounts and earnings per share presented in the consolidated financial statements give retroactive effect to the reverse stock split as described above.

Item 8.  Exhibits and Financial Statement Schedules, page II-3

5.              We note that Exhibits 10.4, 10.5, 10.6, 10.7, 10.12, 10.13 and 10.14 contain text with strikethroughs. Please confirm that each exhibit is a fully executed and finalized agreement.

The Company confirms that Exhibits 10.4, 10.5, 10.6, 10.7, 10.12, 10.13 and 10.14 are the fully executed and finalized agreements.  In addition, as discussed with the Staff, Exhibits 10.10 and 10.12 have been filed with the Second Amended Registration Statement only to include certain conformed signatures which were indicated to be illegible in the respective exhibits filed with the First Amended Registration Statement.

Exhibit 8.1

6.              We note that counsel has provided a short-form tax opinion. We also note counsel’s statement in the fourth paragraph that “[counsel] hereby confirm[s] that the opinions of Seward & Kissel LLP with respect to United States federal income tax matters and Marshall Islands tax matters expressed in the Registration Statement under the captions... accurately state [its] views as to the tax matters discussed therein.” Please have counsel revise Exhibit 8.1 to state clearly in its short-form tax opinion that the disclosures in the referenced sections of the prospectus are counsel’s opinion. In this regard, the short-form tax opinion and the tax disclosures in the prospectus both must state clearly that the disclosures in the tax consequences sections of the prospectus are the opinion of counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, Exhibit 8.1 has been revised to state that the disclosures in the referenced sections of the prospectus are our opinion.

Exhibit 10.3

7.              Please refile a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include all referenced disclosure schedules.

The Company acknowledges the Staff’s comment and has filed Exhibit 10.3 with the Second Amended Registration Statement including all exhibits, attachments, schedules annexes and appendixes, including all referenced disclosure schedules. The Company advises the Staff that certain information included in the disclosure schedules relating to confidential bank account information and individual executive compensation, which as a foreign private issuer the Company discloses on an aggregate basis as permitted in the Company’s home country, has been intentionally omitted.

Exhibit 10.13

8.              Please refile a fully executed and complete copy of the agreement which includes all exhibits, attachments, schedules, annexes and appendixes. In this regard, we note that the filed version does not include conformed signatures or the referenced attachments and it is unclear whether the agreement is the executed and finalized agreement.

The Company acknowledges the Staff’s comment and has filed Exhibit 10.13 with the Second Amended Registration Statement, as executed and finalized, including all exhibits, attachments, schedules, annexes and appendixes.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223.

Very truly yours,
SEWARD & KISSEL LLP

		By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Donald E. Field
Claire Erlanger
Linda Cvrkel